SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2006

Copa Holdings, S.A.
 (Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - COPA HOLDINGS ANNOUNCES PAYMENT OF ANNUAL DIVIDEND

Copa Holdings Announces Payment of Annual Dividend

     PANAMA CITY, May 11 /PRNewswire-FirstCall/ -- The Board of Directors of Copa Holdings (NYSE: CPA) at its regular meeting held on May 11, 2006, declared an annual dividend of US $0.19 per share on all outstanding Class A and Class B shares outstanding. The dividend is payable June 15, 2006, to shareholders of record at the close of business on May 31, 2006.

     Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 92 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Medellin and Cartagena.

     Contact:
     Joseph Putaturo
     Director - Investor Relations
     Copa Airlines
     +011-507-303-3348

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date:	05/11/2006
		By:	/s/ Victor Vial

		Name:	Victor Vial
		Title:	CFO